[LETTERHEAD OF PINNACLE ENTERTAINMENT, INC.]

May 24, 2005

VIA EDGAR & FEDEX

Mr. Michael Fay

Branch Chief Accountant

U.S. Securities and Exchange Commission

Mail Stop 03-05

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Pinnacle Entertainment, Inc.

Form 10-K for the year ended December 31, 2004

File No. 1-13641

Filed March 16, 2005

Dear Mr. Fay:

This letter is in response to the comment letter dated April 13, 2005 (the “Comment Letter”) received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Form 10-K for the year ended December 31, 2004 of Pinnacle Entertainment, Inc. (the “Company”). The numbered paragraphs and headings below correspond to the numbering and headings set forth in the Comment Letter. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the responses of the Company.

Form 10-K for the year ended December 31, 2004

Consolidated Statements of Operations, page 50

1.	It is not apparent from Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 19 what type of revenue is included in “Other operating income” in the statements of operations. Please tell us what type of revenue is included and revise future discussions to disclose the nature of amounts included in this section of the statement of operations.

Mr. Michael Fay

May 24, 2005

Response:

Other operating income consists primarily of card club lease income, retail sales, cash advance commissions and arcade revenue from the casino facilities. No individual category exceeded 1.25% of revenues in any of the years shown in the Consolidated Statements of Operations. In accordance with the Staff’s comment, the Company expanded its disclosure of the principal components of operating income in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in its Form 10-Q for the quarter ended March 31, 2005 (see below) and will continue to include this expanded disclosure in future filings. The relevant language from the results of operations section of MD&A page 23 of the Company’s Form 10-Q for the quarter ended March 31, 2005 reads as follows:

Operating Results Revenues increased 4.1% to $139,811,000 for the three months ended March 31, 2005 from $134,357,000 in the 2004 three-month period. Gaming revenue represented a majority of the increase, or $4,588,000, primarily due to growth at Belterra. Food and beverage revenue declined in the 2005 quarterly period by $251,000, as increased revenue at Belterra was offset by reduced revenue at Bossier City and Reno. Hotel revenue increased by $275,000, due to a substantial increase at Belterra that was largely offset by a decline at Casino Magic Biloxi. Other income (comprised primarily of card club lease income, retail sales and arcade revenue from the casino facilities) increased by $443,000, of which $250,000 resulted from increased card club lease rent (see “Card Clubs” below) and $166,000 resulted from increased amenity revenues at Belterra.

Note 8 – Lease Obligations, page 72

2.	It is not apparent from your disclosure how you are accounting for the lease agreement related to the 227 acres for the L’Auberge du Lac Hotel and Casino. It appears you have taken possession of the land related to this property in order to perform construction activities. Under guidance in paragraph 2 of FASB Technical Bulletin 88-1 (FTB 88-1), the rental period should include the period of time when the lessee takes possession or controls the physical use of the property and lease payments should be expensed straight line over the entire term, including the construction period. Please explain how you have considered guidance in FTB 88-1 in relation to your lease agreements for L’Auberge du Lac, St. Louis County and any other properties that would involve a similar arrangement. For additional guidance, refer to FTB 85-3 and FAS 13.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the guidance in FASB Technical Bulletin No. 88-1, FASB Technical Bulletin No. 85-3, the Statement of Financial Accounting Standards No. 13 and EITF 01-8 (collectively,

Mr. Michael Fay

May 24, 2005

the “Guidance”). Under paragraph 15 of SFAS 13, rent on an operating lease “shall be charged to expense over the lease term as it becomes payable.” (emphasis added) SFAS 13 requires that rental expense be recognized on a straight-line basis “unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis shall be used.” (emphasis added) Under FTB 88-1, if “the lessee takes possession of or controls the physical use of the property at the beginning of the lease term, all rental payments, including the escalated rents, should be recognized as rental expense or rental revenue on a straight-line basis in accordance with paragraph 15 of Statement 13 and Technical Bulletin 85-3 starting with the beginning of the lease term.” (Emphasis added)

In the case of each of the Company’s agreements for the development and lease of the property in St. Louis County (the “St. Louis County Property”) and for the ground lease of L’Auberge du Lac (“L’Auberge”),1 the lease term has not commenced because significant, stipulated contractual conditions for commencement of the lease term have not yet been met. Because of the highly regulated nature of the gaming industry, these conditions include discretionary third party governmental approvals. Accordingly, until the lease term commences, the Company does not believe that it has the “ability or right to control physical access to the underlying property” under paragraph 12(b) of EITF 01-8 since until those conditions are satisfied the Company does not have the right to use the property for its intended use: the ownership and operation of a large scale casino resort. The Company respectfully submits that this approach is consistent with the notion that, under SFAS 13, one looks to the time at which “use benefit is derived from the property.” Furthermore, neither agreement has a determinable rent escalator.

Due to these conditions and approvals, the Company’s occupancy of the premises is unlike the possession or control that a lessee has under a typical operating lease where the lease term commences upon execution of the lease and the lessee is granted a rent abatement or delayed rent commencement date for purposes of construction or other activities related to the preparation of the premises for business. In the typical operating lease, the rent commencement date is usually the date that the tenant completes renovations of the space and opens for business, subject to an outside date. Although the commencement of rent may be delayed until after construction under such typical operating leases, the lessee is unconditionally obligated to pay rent once the rent commencement date arrives and there are generally no material conditions to the outside rent commencement date other than the passage of time. Except for routine building permits, licenses and the like, the rent commencement date in the typical operating lease is not subject to uncertain third-party approvals. That is not the case with both the St. Louis County Property and L’Auberge.

[1]	Both agreements in question have been filed with the Commission by the Company as exhibits to periodic reports. The Lease and Development Agreement relating to the St. Louis County Property was filed as Exhibit 10.1 to the Company's Form 10-Q filed on November 9, 2004. The Ground Lease Agreement relating to L'Auberge was filed as Exhibit 10.1 to the Company's Form 8-K filed on September 19, 2003.

Mr. Michael Fay

May 24, 2005

St. Louis County Property

The Lease and Development Agreement for the St. Louis County Property covers both development of the $300 million casino resort project and a lease. The structure of the agreement makes it clear that the continuing effectiveness of the lease is subject to the satisfaction of certain development conditions and the occurrence of the “commencement date” (the date the property is open to the public for gaming). The development conditions include a title and survey condition, a rezoning condition, a significant environmental remediation condition, a soil and engineering suitability condition, receipt of all permits, and the occurrence of the “Commission Acceptance Date” (which is described below). Satisfaction of these conditions involves obtaining discretionary approvals from third-party governmental entities with respect to both the construction of the project improvements and a four-lane roadway extending approximately one mile from the existing road to the St. Louis County Property. The completion of these improvements is a required step in the licensing process of the Missouri Gaming Commission. Moreover, even after those approvals have been obtained, the Company has the right to terminate the agreement prior to the commencement of the lease term if a significant environmental condition is not satisfied and site permits are not obtained.

The “Commission Acceptance Date” is defined as the date following when (i) the Missouri Gaming Commission has selected the Company for a suitability investigation for licensure and (ii) the Missouri Gaming Commission has approved the Company’s preliminary site plan and permanent docking plan, and compliance with the Missouri Gaming Commission’s rules on riverboat gaming history and distance from the Mississippi River has occurred. The Commission Acceptance Date is expected to occur on or about May 25, 2005.

If the Commission Acceptance Date occurs, the lease term commences on the date any part of the casino opens to the public for gaming, provided that the “commencement date” shall occur no later than 36 months after the later of (i) the Commission Acceptance Date or (ii) the date when the Company has received all of the land use, construction and operational permits or licenses necessary for the Company to construct and operate its facilities on the leased property (the “Site Permits”). The provisions of the agreement governing the Company’s obligation to seek the Site Permits are not triggered until the Commission Acceptance Date. Therefore, the Commission Acceptance Date is the first of several significant milestone conditions that have to be satisfied before the Company could be deemed to have possession or control over the property such that rent should be recognized. Since the Commission Acceptance Date had not occurred as of the May 10, 2005 filing date of the Company’s latest Form 10-Q, there has been no accounting event in any circumstance that would have affected prior period financial statements.

Under the agreement, even after the Commission Acceptance Date, the Company has the right to terminate the lease for failure to obtain Site Permits. This period can be up to 24 months from the Commission Acceptance Date as long as the Company is diligently pursuing the permits. The permits at issue are quite significant and, because the project includes the roadway extension, there are numerous approvals, permits and consents required from local, state and federal governmental entities for the project including design and alignment of the road, drainage

Mr. Michael Fay

May 24, 2005

issues and soil disturbance. In the event the Company is unable to obtain the Site Permits, it can terminate the lease and the lease term does not begin.

In addition, even if the Site Permit condition is satisfied, unlike the typical operating lease, a supervening condition relating to the environmental remediation of the property can prevent the lease term from commencing. Significant environmental remediation of the property is needed before construction of the project can begin. Under the agreement, the Company has 180 days following the Commission Acceptance Date to inspect and evaluate the St. Louis County Property to determine whether certain pollutants or hazardous materials exist on, or have been released from, the St. Louis County Property and to determine the estimated cost to the Company for environmental remediation related to the property. Although the 180-day environmental remediation evaluation period has not yet begun, based on preliminary information the Company believes that the estimated remediation costs will be significant. If the cost of remediation is in excess of an agreed-upon budgeted amount, the Company may terminate the lease and development agreement and the lease term will not begin. Additionally, even after this 180-day period, once environmental remediation efforts have commenced the Company may terminate the lease and the lease term will not begin if there is a determination that the environmental remediation will likely not be accomplished within the agreed-upon budgeted amount. The environmental remediation condition is so significant to the terms of the agreement that until such condition has been satisfied, the Company should not be deemed to have possession or control over the property for purposes of rent recognition.

The Company therefore believes that, for purposes of determining when it has the type of possession or control of the St. Louis County Property sufficient to trigger recognition of rent, that point in time will not occur until the latest of (i) the Commission Acceptance Date, (ii) the time at which the Company has obtained all Site Permits or no longer has the right to terminate the lease for failure to obtain Site Permits and (iii) the time at which the Company has completed environmental remediation or no longer has the right to terminate the lease on the basis that the cost of the environmental remediation will likely exceed the budgeted amount. Until all three of these events occur, the Company does not believe it should be treated as having possession or control of the property since until these events occur the Company cannot derive the benefit of its intended use of the property. At the point when the latest of the events described in (i), (ii) and (iii) has occurred, the Company expects to begin recognizing rent obligations under the Guidelines.

L’Auberge

The L’Auberge lease agreement provides that the term of such lease shall not commence until and unless the Company obtains the gaming operations certificate from the Louisiana Gaming Control Board that is required to operate the facilities on such leased property, which would only be issued if and when the Company is issued a Louisiana gaming license for the property. If the Company does not receive the required gaming operations certificate for the facility, the lease term will not commence and the Company has no obligation to pay any rent under the lease. The Company believes recognition of rent during the construction period would

Mr. Michael Fay

May 24, 2005

not accurately reflect its current or future rent obligations until the time that the condition has occurred to trigger the commencement of the lease term.

The L’Auberge property is scheduled to open to the public on May 26, 2005. While the Company expects to receive the gaming operations certificate from the Louisiana Gaming Control Board that is required for the opening and operation of L’Auberge, the commencement of the lease term is conditioned upon the discretionary third-party governmental approval required for the gaming operations certificate. As to periods prior to the receipt of the gaming operations certificate, the Company believes it would have been premature to recognize rent obligations before they existed given the existence of a supervening third-party condition to the rent obligation and the commencement of the lease term.

Undeveloped Nature of the Properties

Lastly, the nature of the L’Auberge and St. Louis County properties further suggests a different treatment than the typical operating lease. In the typical case addressed by the Guidance, the property at issue is usually in a developed condition where there is an opportunity cost to the lessor in providing rent abatement to the lessee. The opportunity cost derives from the alternative use to which the leased space could be put, such as leasing the space to a different lessee. In the case of both L’Auberge and the St. Louis County Property, the land was undeveloped when the leases were entered into. In both cases, the Company is developing the land as part of large scale resort properties. In the case of L’Auberge, the subject property was uncleared, unimproved land adjacent to the port of Lake Charles. In the case of the St. Louis County Property, the subject property is a vacant, undeveloped, unimproved site requiring significant environmental remediation. There is no ready alternative use for these properties as there is in a traditional operating lease situation.

The Guidance indicates that lease payments should be expensed straight line over the entire term of a lease “unless another systematic and rational allocation basis is more representative of the time pattern in which the leased property is physically employed.” The Company believes that, due to the regulated nature of its business and the absence of a ready alternative use for the land in question, the unique terms of its operating leases as described above require a more narrowly tailored approach to recognizing rent and believes the accounting approach taken by the Company, which EITF 01-8 requires be made at the inception of the arrangement, is a rational allocation basis under the circumstances.

Disclosure

The Company will expand its disclosure to include its policies with respect to treatment of rental costs associated with leased properties in its future filings with the Commission.

Schedule II – Valuation and Qualifying Accounts, page 89

3.	Please explain the nature of amounts included as asset sale reserves.

Mr. Michael Fay

May 24, 2005

Response:

Supplementally, the Company hereby advises the Staff that the asset sale reserves represent reserves established for transaction cut-off expenses and ongoing liabilities retained by the Company in connection with asset sales completed by the Company in 1999 and 2000. As time passes, such asset sale reserves decrease as reflected in Schedule II with a December 31, 2004 balance of $1.595 million down from a January 1, 2002 balance of $6.451 million.

Other

4.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Michael Fay

May 24, 2005

Response:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions concerning the foregoing, please contact the undersigned at (702) 784-7777.

Sincerely,

/s/ Stephen H. Capp
Stephen H. Capp
Executive Vice President and Chief Financial Officer

Copy to:

Tracie Northan
U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
(Via Fax and FedEx)

James Campbell
U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549